FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official Notice regarding Repsol International Capital, Limited, capital increase.

Official notice

Chief Financial Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 913 142 821 www.repsol.com

November 19th, 2009

The Shareholders’ Meeting of Repsol International Capital, Limited (“RIC”), an indirect wholly owned subsidiary of Repsol YPF, S.A., and whose sole business is capital raising and its advance to members of Repsol YPF Group, approved yesterday an increase of the authorized share capital of the Company by the issuance of 518,000,000 ordinary shares of one (1) US$ nominal value each. The increase has been fully subscribed and paid-up by the current owner of the 100 per cent of the ordinary shares of RIC, Repsol International Finance, B.V.

Due to the fact that RIC and Repsol International Finance, B.V. are companies wholly owned by Repsol YPF Group, the capital increase does not entail third party capital raising, nor a public offer of securities nor the placement of funds outside Repsol YPF Group but a transfer of funds between companies, wholly owned, directly or indirectly, by Repsol YPF.

The Shareholders’ Meeting has also approved an amendment of Article 5 of RIC’s Articles of Association, available at www.repsolinternationalcapitallimited.com, which hereinafter shall be worded as follows:

FROM: “5. The authorised share capital of the Company is the aggregate of U.S.$2,000,900,000 and Euro 3,000,000,000 divided into 900,000 Ordinary Shares of one Dollar Nominal Value, 80,000,000 Preference Shares of twenty-five Dollars Nominal Value and 3,000,000 Preference Shares of one thousand Euros Nominal Value.”

TO: “5. The authorised share capital of the Company is the aggregate of U.S.$ 2,518,900,000 and Euro 3,000,000,000 divided into 518,900,000 Ordinary Shares of one Dollar Nominal Value, 80,000,000 Preference Shares of twenty-five Dollars Nominal Value and 3,000,000 Preference Shares of one thousand Euros Nominal Value.”

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

Official notice

Additional Information:

RIC has issued three Series of Preference Shares:

•

Series A, for an aggregate nominal amount of US$ 725,000,000, issued in October 1997, registered with the U.S. Securities and Exchange Commission and admitted to trading on the New York Stock Exchange.

•

Series B, for an aggregate nominal amount of €1,000,000,000, issued in April 2001, registered with the Spanish Securities Commission (Comisión Nacional del Mercado de Valores) and admitted to trading on the Spanish Mercado AIAF de Renta Fija.

•

Series C, for an aggregate nominal amount of €2,000,000,000, issued in November 2001, registered with the Spanish Securities Commission (Comisión Nacional del Mercado de Valores) and admitted to trading on the Spanish Mercado AIAF de Renta Fija.

RIC designated Spain as Home Member State for the purposes of the transparency rules and regulations applicable to issuers of securities admitted to trading on European Union regulated markets.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 19th, 2009	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer